OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Made on Main, Inc.
PO BOX 5624
Redwood City, CA 94063
www.madeonmain.us
732-773-8111



UP TO $500,000 OF CROWD NOTES

Made on Main, Inc. ("Made on Main," "the company," "we," or "us"), is offering up to $500,000 of Crowd Notes of the company. The minimum target amount under this Regulation CF offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by July 26, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by July 26, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $500,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to July 26, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

Made on Main, Inc. was formed on July 27, 2016 as an C-Corporation under the laws of Wyoming. We are dedicated to helping connect American manufacturers to buyers through an intuitive, open, trusted marketplace. Whether you are a manufacturer with an existing product library or a buyer looking for a custom prototype, our marketplace will help you find quality solutions that are made here, in the USA.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/made.on.main/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM
Officers and directors

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the company?
Officers:				
Philip Vidal	President, Chief Executive Officer	30	May 1, 2016	No, splits time with employment at HPE
Jason Schmidt	Treasurer/Chief Financial Officer, Head of Finance/Product	35	May 1, 2016	No, splits time with employment at HPE
Justin Armstrong	Chief Technology Officer, Head of Engineering	34	May 1, 2016	No, splits time with employment at Compology
Ronald Tribble	Secretary, Head of Sales	35	May 1, 2016	No, splits time with employment at Microsoft
Directors:				
Philip Vidal	Director	30	May 1, 2016	No, splits time with employment at HPE
Jason Schmidt	Director	35	May 1, 2016	No, splits time with employment at HPE
Justin Armstrong	Director	34	May 1, 2016	No, splits time with employment at Compology
Ronald Tribble	Director	35	May 1, 2016	No, splits time with employment at Microsoft

Philip Vidal

Philip drives the company's vision, strategy and growth as it provides a unique and unprecedented ability for buyers to connect with American manufacturers and purchase American made goods. Philip has been President, CEO and Director of the company since inception. Under Philip's leadership, Made on Main stands at the forefront of the rediscovered Made in America movement.

Philip has spent over six years at Hewlett Packard Enterprise, serving as the Business Development Executive of the Strategic Accounts organization, and earlier through various roles in Finance and Supply Chain/Sourcing. Previously, he has also instructed undergraduate courses in the areas of Accounting, Law and Taxation. Philip is a firm believer in the Lean Startup methodology and closely engages with the BML feedback loop.

Philp holds a B.A. in Economics and a B.S. in Finance from East Stroudsburg University as well as an MBA in Finance from Montclair State University.

Jason Schmidt

Jason is the Treasurer, CFO, Head of Product and Finance, and a Director on the board of Made on Main. He has held those positions since inception. Jason is responsible for the development and implementation of strategy from competitor analysis to monetization. As CFO he will oversee all finance related activities and fundraising.

He has spent 5 years in various areas of Finance at Hewlett Packard Enterprise, most recently in Investor Relations where he worked on the separation of HPE and HPQ, and more recently Enterprise Services from HPE. Prior to HPE Jason spent several years in commercial and investment banking.

Jason holds an MBA from Cornell University and a B.A. in Economics from the University of California, Davis.

Justin Armstrong

Justin is the Chief Technology Officer, Head of Engineering, and Director of Made on Main. He has served in those capacities since inception. He brings nearly a decade of industry experience to his role as CTO of the company.

Justin has been with Compology since June 2016 where he serves as Capo, a full stack software engineer. Prior to Compology, Justin was a Software Engineer at Yelp for a year from June 2015, a Senior Software Engineer at Jawbone May 2014 through May 2015, and a Software Developer Lead at Experian Marketing Services for 4 years prior to Jawbone. His tenure within Engineering at Yelp, Jawbone and Experian Marketing Services garnered a diverse skill set, including: rapid early/MVP platform development at all parts of the stack, scaling to accommodate large data stores and heavy traffic, mentoring and technical leadership, and machine learning and other higher-level computer science applications. Justin is an avid consumer of emerging software frameworks and prefers tabs over spaces.

Justin holds a B.S. in Mechanical Engineering from Tulane University.

Ronald Tribble ("Ron")

Ron is the Secretary, Head of Sales and Director of Made on Main. Ron is responsible for developing marketing programs, brand management, corporate sponsorships, and generating rapid sales growth all in an effort to drive traction and connect buyers with American made goods.

Ron has spent over 12 years in various Sales, Strategy and Finance management roles most recently serving as the Business Strategy and Planning Manager at Hewlett Packard Enterprise within the Software Division. Ron has been with HPE since 2008. He was appointed Director of Microsoft in January 2017.

Ron holds a B.S. in Economics from the University of Houston.

Related Party Transactions

Since the beginning of the issuer's last fiscal year, Jason and Phil have made capital contributions to the company totaling $540 without any interest or intent to have funds returned.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $2 million valuation cap, so you should not view the $2 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date [and is not interest bearing]. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

- **The Crowd Note contains dispute resolution provisions, which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the

Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

● **You may have limited rights.** The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

● **You will be bound by an investment management agreement, which limits your voting rights.** As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

● **The reviewing CPA has issued a "going concern" note in the reviewed financials**. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

● **This is a brand-new company.** It has a limited operating history, few or no clients, and has not received revenues to date. If you are investing in this company, it's because you think this is a good idea, that the management team can execute it better than their competition, that they can price it right and sell it to enough people that the company will succeed.

● **If the company cannot raise sufficient funds it will not succeed.** Made on Main is offering Crowd Notes in the amount of up to $500,000 in this Offering, and may close on an offering of $150,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

● **Future fundraising may affect the rights of investors.** In order to expand and to survive, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

● **The company depends on a small management team.** The company depends on the skill and experience of four individuals, Philip Vidal, Jason Schmidt, Justin Armstrong, and Ronald Tribble. Each has a different skill set. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

● **The company is controlled by its officers and directors.** The company's officers and directors currently hold all of the company's voting stock, and at the conclusion of this offering will continue to hold a majority of the company's Common Stock. Investors in this Offering will not have the ability to control a vote by the shareholders or the board of directors.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of May 3, 2017 are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Philip Vidal	10,000 shares of Common Stock	25%
Jason Schmidt	10,000 shares of Common Stock	25%
Justin Armstrong	10,000 shares of Common Stock	25%
Ronald Tribble	10,000 shares of Common Stock	25%

The Offering

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert into Preferred Stock in the earlier of a "corporate transaction" (such as the sale of the company) or a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million, or the first sale of Common Stock in an initial public offering under a registration statement filed under the Securities Act of 1933).

The price at which the Crowd Notes sold in this offering will convert will be:

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or

- At a discount of 20% to the price in the qualified equity financing, subject to a $2 million valuation cap, if the conversion takes place pursuant to a qualified equity financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 3.0%, compounded quarterly.

As described below, non-Major Investors will have fewer rights than Major Investors, including more limited information rights. Further non-Major Investors will be required to subscribe to an investment management agreement, which will limit their voting rights in the future.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $150,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $500,000 from investors through Regulation Crowdfunding before the deadline of July 26, 2017.

The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering")

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Other classes of securities of the company

The following descriptions summarize important terms of the existing securities of Made on Main and does not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock holders may be found in the Certificate of Incorporation and the Bylaws of the company.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Convertible Promissory Notes

The Company has not previously issued any convertible notes.

The company has agreed to issue the following Advisors to the company, Harry Moser, Troy Helming, and Xander Schultz, up to 1,242 shares of Common Stock at a qualified Series A Preferred Stock round. The agreement has not been formalized.

What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share into which the shares convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our securities.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

As a newly incorporated company, we have never recognized any revenues and have no operating history. Accordingly, we are a development stage company and are dependent on additional financing, including this Offering, in order to have the funds to develop our products and services in the United States.

The following discussion includes information based on our unaudited operating data for 2016 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operations

Our company earned no revenue during the period ended December 31, 2016.

The company's operating expenses consist of general and administrative costs. Operating expenses in 2016 amounted to $540, resulting in net loss from operations of $540 in 2016. Once the company commences its planned principal operations, it will incur significant additional expenses.

The company is dependent upon additional capital resources for the commencement of its planned principal operations. As a result, the financial state of the company has stayed the same since the end of the period covered by the financial statements.

The company has not earned revenues as of the date of this Offering and does not anticipate earning revenues until it has raised sufficient funds to launch its platform and obtain a user-base.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:

- If we raise the minimum amount set out in "Use of Proceeds," we will use approximately 40% of the funds for product development, another 40% for sales & marketing and the remaining to cover operational and legal expenses. We anticipate that product development could start within 1-2 months of the closing of the minimum amount.

- Within three months we anticipate the platform launching to the general public.

- Within six months we anticipate reviewing the growth of the platform, adjusting our strategies if needed and having over $500,000 in GMV flowing through the platform.

- Assuming we raise $500,000 in this offering, we anticipate that full-scale services should be provided with 12 months of receiving the proceeds of this offering.

- We anticipate rapid growth between 12 and 18 months of after our platform launch.

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." The company has recorded losses from the time of inception in the total amount of $540.

The company had cash on hand in the amount of $0 at December 31, 2016.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

The company had $0 cash on hand as of March 30, 2017. The company will need more funding after this Offering at which time it will consider another round of funding and/or a line of credit. The company anticipates to operate a minimum of 6 months with the minimum closing amount.

Indebtedness

The founders and officers of the company have not advanced funds to the company to fund its operations during the period ended December 31, 2016. Jason and Phil have contributed $540 in capital to the company. These funds have are not intended to be repaid.

Recent Offerings of Securities

The company has not issued any securities since inception.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Closing Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $130,000. We plan to use these proceeds as follows:

- Approximately 40% for product development.

- Approximately 40% for marketing and customer acquisition.

- Approximately 10% for legal costs.

- Approximately 10% for other operational and administrative costs.

We do not plan to use the proceeds to pay off debt nor provide incomes to the founders. In addition, we have no plans to acquire assets at this point.

If we raise the Maximum Amount of $500,000, the net proceeds of this offering to the issuer will be approximately $450,000. We plan to use these proceeds as follows:

- Approximately 40% for product development.

- Approximately 40% for marketing and customer acquisition.

- Approximately 10% for legal costs.

- Approximately 10% for other operational and administrative costs.

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above. Any amount raised in the Regulation D offering in excess of the Maximum Amount will be used for Product Development and Marketing & Sales.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.madeonmain.us/investor, which will be posted within 120 days after the end of each fiscal year.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/made.on.main/seed.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or government-issued identification

5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities

2. To an accredited investor

3. As part of an offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.